

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2015

Via E-mail
Ahmed Guled
President
Sirrus Corp.
Nyeri Motor Services Building
Moi Nyayo Way
Nyeri, Kenya

> **Re:** **Sirrus Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 2, 2015**
> **File No. 333-199818**

Dear Mr. Guled:

We have reviewed your registration statement and have the following comments.

General

1. Please update the financial statements and related disclosures in your Form S-1 registration statement in accordance with Rule 8-08 of Regulation S-X.

Prospectus Summary, page 5

2. We note your response to prior comment 3. Please briefly explain in the Summary what specific steps you expect to take to implement your Plan of Operations. For example, how do you intend to increase the number of distribution contracts? In what specific locations and with what types of retailers do you intend to begin selling your product? What steps have you taken to initiate these arrangements?

Business Strategy and Operations, page 38

Manufacturing, page 39

3. We note your response to prior comment 12. Please provide an estimate of the costs associated with fulfilling the contractual requirements described on page 39.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191, or, in his absence, Julie Griffith at (202) 551-3267, or me at (202) 551-3611 with any other questions.


Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director


cc: Gregg Jaclin, Esq.
        Szaferman, Lakind, Blumstein, & Blader, P.C.